SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 2

UGLY DUCKLING CORPORATION
(Name of Issuer)

UGLY DUCKLING CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

903512 10 1
(CUSIP Numbers of Classes of Securities)

Jon D. Ehlinger, Esq.
General Counsel And Secretary
Ugly Duckling Corporation
4020 East Indian School Road
Phoenix, Arizona 85018
(602) 852-6637

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:
Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6252

This statement is filed in connection with (check appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”)

b.	The filing of a registration statement under the Securities Act of 1933.

c.	A tender offer.

d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction.

EXPLANATORY NOTE

         This Amendment No. 2 amends and supplements the Transaction Statement on Schedule 13E-3 initially filed by Ugly Duckling Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on December 13, 2001, and amended on December 14, 2001 (as amended, the “Schedule 13E-3”). The filing person is the subject company. The Schedule 13E-3 relates to the tender offer by UDC Acquisition Corp. (the “Purchaser”), a Delaware corporation and wholly owned subsidiary of UDC Holdings Corp., to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a purchase price of $3.53 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated December 14, 2001 (the “Amended and Restated Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). UDC Holdings is a Delaware corporation wholly owned by Ernest C. Garcia II, the Chairman and majority stockholder of the Company, and Gregory B. Sullivan, the President and Chief Executive Officer of the Company. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Amended and Restated Offer to Purchase.

ITEMS 6, 7, 11 AND 15.

         Items 6, 7, 11, and 15 of the Schedule 13E-3 are hereby amended and supplemented by adding the following thereto:

         “The Offer expired at 5:00 p.m., Mountain Standard time, on Wednesday, January 16, 2002. Based on preliminary information from the Depositary, as of the expiration of the Offer, stockholders of the Company had tendered and not withdrawn 3,773,499 Shares (including Shares tendered pursuant to the guaranteed delivery procedures), which represents approximately 79.1% of the outstanding Shares not owned by Mr. Garcia, Mr. Sullivan or their affiliates. When combined with the Shares already owned by Mr. Garcia, Mr. Sullivan and their affiliates, this brings the Purchaser’s Share ownership to approximately 91.9% of the total outstanding Shares. The Purchaser has agreed to accept for payment all validly tendered shares.

         Pursuant to the Merger Agreement, the Purchaser intends to complete a short-form merger with and into the Company without any further action from the Company’s stockholders. In the Merger, the Shares held by the Company’s remaining stockholders (other than the Purchaser, Mr. Garcia, Mr. Sullivan and their affiliates) will be converted into the right to receive $3.53 per share, subject to the exercise of appraisal rights under Delaware law. The Company and Mr. Garcia expect that the merger will close promptly after the expiration of the applicable time period for notice of the exercise of appraisal rights and the satisfaction of all conditions to the Merger. In connection with the Merger, the Company intends to file a Form 15 to terminate registration of its common stock under the Securities Exchange Act of 1934, as amended.

         The full text of the press release announcing the completion of the Offer is attached as Exhibit (a)(29) hereto and incorporated herein by reference.”

ITEM 16. EXHIBITS.

         Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits:

	Exhibit	Incorporated By Reference To

(a)(28)	Amendment No. 6 to Schedule TO / 13E-3	Amendment No. 6 to Schedule TO / 13E-3 filed by the Purchaser on January 17, 2002

(a)(29)	Press Release dated January 17, 2002	Exhibit (a)(v)(ix) to Amendment No. 6 to Schedule TO / 13E-3 filed by the Purchaser on January 17, 2002

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Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

UGLY DUCKLING CORPORATION, a Delaware corporation

By:	/s/ Jon D. Ehlinger Jon D. Ehlinger General Counsel and Secretary

Dated: January 17, 2002

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Exhibit Index

	Exhibit	Incorporated By Reference To

(a)(28)	Amendment No. 6 to Schedule TO / 13E-3	Amendment No. 6 to Schedule TO / 13E-3 filed by the Purchaser on January 17, 2002

(a)(29)	Press Release dated January 17, 2002	Exhibit (a)(v)(ix) to Amendment No. 6 to Schedule TO / 13E-3 filed by the Purchaser on January 17, 2002

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